Contact

www.linkedin.com/in/steve-hoogendoorn-756b076 (LinkedIn)

Top Skills

Product Development

Steve Hoogendoorn

Takin the Red Pill

Evergreen, Colorado, United States

Experience

Yeti Cycles

Chief Technology Officer

July 1999 - Present (24 years 2 months)

Golden, CO

Chipotle Mexican Grill

Roller

January 1999 - March 1999 (3 months)

Rolling Counter

Education

University of Wisconsin-Madison

BS, Mechanical Engineering · (1989 - 1993)

University of Wisconsin-Madison